Exhibit 99.1

For immediate release

November 17, 2008

Petro-Canada, As Part Of The Fort Hills Energy Limited Partnership, Defers
Mine Decision Until 2009 And Defers Upgrader

Petro-Canada (TSX: PCA, NYSE: PCZ) Calgary, AB – The Fort Hills Energy L. P. (“The Partnership”) announced today that it will defer the final investment decision on the mining portion of the Project (“Project”) until a cost estimate consistent with the current market environment can be established. The Partnership now anticipates making a final investment decision in 2009. The Sturgeon Upgrader (“Upgrader”) portion of the Project will be put on hold and a decision on whether to proceed with the Upgrader will be made at a later date.

“Given cost pressures, lower crude oil prices and uncertainty in the financial markets, it’s important to scale our efforts to focus on the mine first,” said Ron Brenneman, president and chief executive officer, Petro-Canada. “We’re giving ourselves some breathing room on the project schedule, so we can take advantage of a softening market to reduce costs.”

The Partnership is deferring the Upgrader at this time to reduce overall cost exposure on the Project and will now focus efforts on developing the mine and bitumen production facilities. The Partnership will use the extra time to evaluate opportunities for cost reductions, execution efficiencies and the overall project schedule for bitumen production. The Partnership remains committed to retention of the leases and is holding discussions with the Government of Alberta on the current lease term.

The Partnership consists of Petro-Canada with a 60% interest, UTS Energy Corporation with a 20% working interest and Teck Cominco Limited with a 20% interest, with Petro-Canada Oil Sands Inc., a wholly owned subsidiary of Petro-Canada, as the contract operator for the Project.

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and internationally. Its common shares trade on the Toronto Stock Exchange (TSX) under the symbol PCA and on the New York Stock Exchange (NYSE) under the symbol PCZ.

UTS Energy Corporation is focused on growing and developing oil sands assets. The company was instrumental in re-establishing the Fort Hills Oil Sands Project and is the principal founder of the Fort Hills Energy Partnership. Based in Calgary, Alberta, the company’s common shares are traded on the TSX under the symbol UTS.

Teck Cominco Limited is a diversified mining company, headquartered in Vancouver, Canada. Its shares are listed on the TSX under the symbols TCK.A and TCK.B and on the NYSE under the symbol TCK. The company is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold, indium and other specialty metals. Further information can be found at www.teck.com.

For more information please contact:

Media and general inquiries:	Investor and analyst inquiries:
Peter Symons	Ken Hall
Corporate Communications	Investor Relations
Petro-Canada (Calgary)	Petro-Canada (Calgary)
Tel: (403) 296-4270	Tel: (403) 296-7859

Petro-Canada will hold a conference call on Monday, November 17, 2008 at 10:00 a.m. eastern standard time (EST). Analysts and investors are invited to call 1-866-507-1212 (toll-free in North America), 00-800-4222-8835 (toll-free internationally), or 416-695-6622 at 9:55 a.m. EST. Media are invited to call 1-800-952-6845 (toll-free) or 416-695-6130. A live audio broadcast of the conference call will be available on Petro-Canada’s website at http://www.petro-canada.ca/en/investors/93.aspx on November 17, 2008 at 10:00 a.m. EST. Those who are unable to listen to the call live may listen to a recording of the call approximately one hour after its completion by dialing 1-800-408-3053 (toll-free in North America) or 416-695-5800 (pass code number #3275463). Approximately one hour after the call, a recording will be available on Petro-Canada’s website.

Legal Notice – Forward-Looking Information

This release contains forward-looking information. You can usually identify this information by such words as “plan,” “anticipate,” “forecast,” “believe,” “target,” “intend,” “expect,” “estimate,” “budget” or other similar wording suggesting future outcomes or statements about an outlook. Below are examples of references to forward-looking information:

• future capital, exploration and other costs and expenditures	• project development and expansion schedules and results

• business strategies and goals (including whether a project will be sanctioned)	• pre-production and operating costs

• construction and repair activities	• future regulatory approvals

• future oil and gas production levels and the sources of their growth	• future results of exploration activities and dates by which certain areas may be developed or may come on-stream

Such forward-looking information is subject to known and unknown risks and uncertainties. Other factors may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to:

• industry capacity	• the effects of weather and climate conditions

• imprecise reserves estimates of recoverable quantities of oil from resource plays, and other sources not currently classified as reserves	• the results of exploration and development drilling, and related activities

• the ability of suppliers to meet commitments	• decisions or approvals from administrative tribunals

• risks attendant with international domestic oil and gas operations	• expected rates of return

• general economic, market and business conditions	• competitive actions by other companies

• fluctuations in oil and natural gas prices and supplies	• refining and marketing margins

• fluctuations in interest rates and foreign currency exchange rates	• actions by governmental authorities (including changes in taxes, royalty rates and resource-use strategies)

• changes in environmental and other regulations	• international political events

• nature and scope of actions by stakeholders and/or the general public

Many of these and other similar factors are beyond the control of Petro-Canada. Petro-Canada discusses these factors in greater detail in filings with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

We caution readers that this list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information in this release is made as of the date of this release and, except as required by applicable laws, Petro-

Canada does not update it publicly or revise it. This cautionary statement expressly qualifies the forward-looking information in this release.